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SEC Mail Processing Section

MAR 02 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERID BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Newport Beach, 11th floor
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~MSB~~ See attachment, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of __________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

WOConnor
Signature

President, CEO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~________________________________~~
2 ~~________________________________~~
3 ~~________________________________~~
4 ~~________________________________~~
5 ~~________________________________~~
6 ______________________ ______________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this

27 day of February, 2009, by
Date / Month / Year

(1) William O Connor,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______________________,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

M. BROUGHMAN
COMM. #1640336
Notary Public - California
Orange County
My Comm. Expires Jan. 23, 2010
NR01

Place Notary Seal Above

Signature M. Broughman
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: February 27, 2009 Number of Pages: 2

Signer(s) Other Than Named Above: NoNe

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
O'Connor & Company Securities, Inc.

I have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of O'Connor & Company Securities, Inc. as of December 31, 2008 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Page 8 includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2009

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash		
Checking	$ 39,742	
Clearing brokers	65,823	$ 105,565
Secured demand note receivable		300,000
TOTAL ASSETS		$ 405,565

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 1,787
Interest payable on subordinated notes		7,000
		8,787
Liabilities subordinated to claims of general creditors		300,000
SHAREHOLDERS' EQUITY		
Common stock ($5 par value, 100,000 shares authorized, 26,600 shares issued and outstanding)	$ 133,000	
Paid-in capital	1,000	
Retained earnings (deficit)	(37,222)	96,778
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 405,565

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Trading income	$	46,983
Underwriting revenue		76,770
Interest income		560
TOTAL REVENUES		124,313
OPERATING EXPENSES		
Clearing expenses		8,469
Insurance		3,745
Interest expense		14,875
Legal and professional fees		24,695
Office expense		68,699
Quotation service		13,550
Regulatory fees		3,103
Rent		14,170
Travel		5,539
Utilities		2,504
All other expenses		1,386
TOTAL OPERATING EXPENSES		160,735
INCOME (LOSS) BEFORE TAX PROVISION		(36,422)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(37,222)

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007		$	$ 0	$ 0	$ 0
Capital addition	26,600	133,000	1000		134,000
Net Income (Loss)				(37,222)	(37,222)
Balance, December 31, 2008	26,600	$ 133,000	$ 1000	$ (37,222)	$ 96,778

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net income (loss)	$	(37,222)
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		1,787
Interest payable on subordinated notes		7,000
Net cash used by operating activities		(28,435)
Cash Flows from Investing Activities:		
Capital contribution		134,000
Cash Flows from Financing Activities		
Secured demand note receivable		(300,000)
Subordinated loan		300,000
Cash flows from financing activities		0
Net increase in cash		105,565
Cash at beginning of year		0
Cash at end of year	$	105,565
Supplemental Cash Flow Information:		
Cash paid for interest	$	7,875
Cash paid for taxes	$	0

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

O'Connor & Company Securities, Inc. (the Company) is a California corporation incorporated on November 9, 2007. The company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, is a member of the Financial Industry regulatory Authority ("FINRA") as of June 12, 2008. The Company is engaged in underwriting and selling group participant (municipal securities, U.S. Government Securities and trading securities for its own account. The Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis with related income and expenses also recorded on a trade date basis.

The Company, with consent of its shareholder, has elected to be an S corporation and accordingly has its income taxes under Section 1372 of the Internal Revenue code, which provides that in lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision of liability for Federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum tax of $800.

NOTE 2 - INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2008, The Company recorded the minimum franchise tax of $800.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies

The company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but at December 31, 2008, the company had net capital in excess of its required net capital of $250,000. See page 8 for the net capital computation

NOTE 6 – Computation of Determination of Reserve Requirements per Rule 15c3-3

A computation of reserve requirements in not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). .

NOTE 7 – Information Relating to Possession or Control Requirements under Rule 15c3-3

Information relating to possession or control requirements in not applicable to O'Connor & Company Securities, Inc. as the Company is exempt under Rule 15c3-3 (k) (2) (ii).

O'CONNOR & COMPANY SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity	$	96,778
Plus: Subordinated debt		300,000
Less: Non Allowable assets		0
NET CAPITAL	$	396,778
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		586
Minimum dollar net capital required		250,000
Net Capital required (greater of above amounts)		250,000
EXCESS CAPITAL		146,778
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		8,787
Percentage of aggregate indebtedness to net capital		2.21%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	397,578
VARIANCE - Rounding		800
NET CAPITAL PER AUDIT	$	396,778

See Accompanying Notes to Financial Statements

O'CONNOR & COMPANY SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2008

	Balance Dec. 31, 2007	Additions	Deletions	Balance Dec. 31, 2008
William J. O'Connor 7% interest, payable monthly principal due June 14, 2013	0	150,000	0	150,000
Kenneth & Louise Caresio Living Trust 7% interest, payable monthly principal due May 31, 2010	0	150,000	0	150,000
Total	$ 0	$ 300,000	$ 0	$ 300,000

See Accompanying Notes to Financial Statements

O'Connor & Company Securities, Inc

Supplementary Accountant's Report

on Internal Accounting control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of O'Connor & Company Securities, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

Board of Directors
O'Connor & Company Securities, Inc.
Newport Beach, California

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2009